Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PAINREFORM LTD.

CONDENSED BALANCE SHEETS

U.S. dollars in thousands

		As of September 30,	As of December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents		$7,551	$4,096
Short term deposit		1,029	6,085
Restricted cash		9	10
Prepaid clinical trial expenses and deferred clinical trial costs		1,938	1,728
Prepaid expenses and other current assets		214	365

Total current assets		10,741	12,284
Non-current assets
Operating lease right of use asset	4	103	-
Property and equipment, net		43	44
Total long term assets		146	44
Total assets		$10,887	$12,328
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$214	$209
Employees and related liabilities		366	499
Operating lease liability	4	55	-
Accrued expenses		460	356
Total current liabilities		1,095	1,064

Non-current liabilities:
Warrants	5g	863	-
Operating lease liability	4	39	-
Provision for uncertain tax positions		249	243
Total non-current liabilities		1,151	243

Total liabilities		2,246	1,307

Commitments (Note 7)
Shareholders’ equity:
Ordinary shares, NIS 0.3 par value; Authorized: 5,000,000 shares as of September 30, 2023, 2,666,667 as of December 31, 2022; Issued and outstanding: 1,558,347 and 1,081,755 shares as of September 30, 2023, and December 31, 2022, respectively. (*)		133	94
Additional paid-in capital	5e,5f	45,480	43,446
Accumulated deficit		(36,972)	(32,519)

Total shareholders’ equity		8,641	11,021

Total liabilities and shareholders’ equity		$10,887	$12,328

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 5d).

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Nine Months Ended September 30,
	Note	2023	2022

Operating expenses:
Research and development expenses		$(3,289)	$(2,473)
General and administrative expenses		(2,731)	(3,140)

Operating loss		(6,020)	(5,613)

Financial income, net	8	1,567	(13)

Net loss and comprehensive loss		$(4,453)	$(5,626)

Basic and diluted net loss per share(*)	6	$(3.64)	$(5.20)

Weighted average number of shares of Ordinary Shares used in computing basic and diluted net loss per share(*)		1,221,695	1,081,755

(*) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 5d).

The accompanying notes are an integral part of the unaudited condensed financial statements

PAINREFORM LTD.

CONDESNED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares(**)		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Number	Amount

Balance as of January 1, 2022	1,066,544	$94	$41,715	$(23,727)	$18,082

Share-based compensation to employees and directors	-	-	653	-	653

Share-based compensation to service providers	-	-	309	-	309
Share issuance to service providers	15,211	*			*
Net loss and comprehensive loss	-	-	-	(5,626)	(3,517)

Balance as of September 30, 2022	1,081,755	$94	$42,677	$(29,353)	$13,418
Balance as of January 1, 2023	1,081,755	$94	$43,446	$(32,519)	$11,021

Share-based compensation to employees and directors	-	-	623	-	623
Share issuance to service providers	8,697	*	-	-	*

Issuance of common stock and pre-funded warrants upon private placement, net of underwriting commissions and other offering costs. (***)	467,895	39	$1,411	-	1,450

Net loss and comprehensive loss		-	-	(4,453)	(4,453)
Balance as of September 30, 2023	1,558,347	$133	$45,480	$(36,972)	$8,641

(*) Represents amount less than $1.
(**) All share amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 5d).
(***) In addition to the issuance of 467,895 shares, additional 467,895 Common stock warrants were issued and classified as long term liability (Note 5e and 5f).

The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities

Net loss	$(4,453)	$(5,626)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9	9
Exchange rate differences on cash, cash equivalents and restricted cash	5	-
Net change in operating lease asset and liability	(9)	-
Warrant issuance costs	368	-
Share-based compensation to employees and directors	623	653
Share-based compensation to service providers	-	309
Interest income	55	-
Change in:
Other current assets	(59)	621
Change in warrant liability valuation	(1,648)
Trade payables	5	249
Other accounts payable	(23)	194

Net cash used in operating activities	(5,127)	(3,591)

Cash flows from investing activities

Purchase of property and equipment	(8)	-
Purchase of short-term deposit	(1,000)	(6,034)
Proceeds from short term deposit	6,000	-

Net cash provided by (used in) investing activities	4,992	(6,034)

Cash flows from financing activities
Proceeds from Issuance of warrants	2,511	-
Proceeds from Issuance of shares and pre-funded warrants	1,703	-
Issuance costs	(620)	-
Net cash provided by financing activities	3,594	-

Effect of Exchange rate changes on cash, cash equivalents and restricted cash	(5)	-
Change in cash, cash equivalents and restricted cash	3,454	(9,625)
Cash, cash equivalents and restricted cash at the beginning of the period	4,106	16,571

Cash, cash equivalents and restricted cash at the end of the period	$7,560	$6,946

 The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

Supplemental cash flow information:

	As of September 30,
	2023	2022
Cash and cash equivalents	$7,551	$6,922
Restricted cash	9	24
Total cash, cash equivalents and restricted cash	$7,560	$6,946

Non cash activity
Acquisition of right-of-use assets by means of lease liabilities	$113	$-

 The accompanying notes are an integral part of the unaudited condensed financial statements.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL

a.
PainReform Ltd. ("the Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

b.
Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage and has not yet generated revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $4,453 and $5,626 for the nine-month periods ended on September 30, 2023, and 2022, respectively. During the nine months ended September 30, 2023, and 2022, the Company had negative operating cash outflows of $5,127, and $3,591, respectively. The Company expects to continue to incur losses and negative cash flows from operations until its products reach profitability. As of September 30, 2023, the Company’s accumulated deficit was $36,972. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash and deposits) in the amount of $8,589 as of September 30, 2023.

In July 2023, the Company consummated two registered direct offerings of its ordinary shares and simultaneous private placements of warrants to purchase its ordinary shares that resulted in aggregate gross proceeds of $4.2 million and net proceeds of $3.6 million (Note 5).

The Company expects to continue incurring losses and negative cash flows from operations until its product, PRF-110, reaches commercial profitability. As a result of the initiation of the Company's Phase III clinical trial, along with its current cash position, the Company does not have sufficient resources to fund operations until the end of its Phase III study nor to continue as a going concern for at least one year from the issuance date of these financial statements.

Management's plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain the level of financing needed for its operations. If the Company is unsuccessful in raising capital, it may need to reduce activities or curtail or abandon some or all of its operations, which could materially harm the Company’s business, financial condition and results of operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business and does not include any adjustments that might result from the outcome of this uncertainty.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL (Cont.)

c.
In June 2023, the Company’s supplier of the API (active pharmaceutical ingredient) received a deficiency notice from the FDA related to its Drug Master File (DMF). The DMF is the file on record with FDA representing the manufacturing process and facility for the production of the API. As a result, the second part of Phase 3 trial was delayed. The supplier completed the review with the FDA and the deficiency notice has been resolved. None of the issues raised relate to the Company’s PRF-110 product. Following the FDA review process of the DMF and early in September 2023, the Company received a letter from the FDA, removing any objections for use of the API manufactured by the DMF holder. In October 2023, the Company reactivated the clinical study and enrolled the first patients in the second part of the Phase 3 trial with its contract research organization (the "CRO"), which will include up to 400 patients in the double-blind study multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with placebo and Naropin® (ropivacaine).

d.
The Company reports its financial results in U.S. dollars. A portion of research, development, general and administrative expenses of its Israeli operations are incurred in New Israeli Shekel ("NIS"). As a result, the Company is exposed to exchange rate risks that may materially and adversely affect its financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of its operations in Israel would increase and its results of operations could be materially and adversely affected. Inflation in Israel compounds the adverse impact of a devaluation of the NIS against the U.S. dollar by further increasing the amount of its Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if and to the extent that, it outpaces or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on its financial condition during the nine months ended September 30, 2023 and 2022, respectively. Given its general lack of currency hedging arrangements to protect it from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. The Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

e.	In June 2023, the Company effected a reverse share split of its shares at the ratio of 1-for-10 (Note 5d).

f.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. The conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect its business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are not possible to predict.

NOTE 2:  UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2022 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2022, but not all disclosures required by U.S. GAAP are included.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of September 30, 2023 and its results of operations and cash flows for the nine months ended September 30, 2023 and 2022 have been included. Operating results for the nine months ended September 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any other interim period or for any other future year.

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited condensed financial statements are consistent with those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F:

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:  RIGHT OF USE ASSETS AND LEASE LIABILITY

On August 1, 2023, the Company signed a lease agreement for its principal offices for a period of 1 year, or until July 31, 2024, with additional option on behalf of the Company for a period of one year until July 31, 2025, that the Company’s management expects the Company to be exercised. According to the Company's accounting policy, the Company recognized ROU assets and lease liabilities. The rent of the office is $5 per month, linked to the consumer price index. If the Company exercises its right to extend the lease for the additional year, the rent will increase by 5%, or to 5,250 per month.

NOTE 5:  SHAREHOLDERS’ EQUITY

a.	Warrants and warrants units

The following table summarizes the warrants and warrants units outstanding as of September 30, 2023:

Type	Issuance Date	Number of warrants	Exercise price(**)	Exercisable through
August 2019 warrants	August 22, 2019	205,268	$67.20 (*)	August 22, 2024
December 2019 warrants	December 9, 2019	92,321	$67.20 (*)	December 8, 2024
Warrants 2019 Convertible Notes to placement agent	December 9, 2019	55,785	$67.20 (*)	December 8, 2024
Warrants to underwriters	September 3, 2020	125,000	$100.00	September 1, 2025
Warrants to underwriters	October 5, 2020	375,000	$88.00	September 3, 2025
IPO warrants	September 3, 2020	2,812,170	$88.00	September 3, 2025
PIPE warrants	March 11, 2021	232,500	$46.00	September 10, 2026
Warrants to PIPE placement agent	March 11,2021	52,173	$50.60	March 8, 2026
Warrants issued by F-1 (***)	July 2023	467,896	$9.00	July 14-18,2028
TOTAL		4,418,113

(*) Each 10 warrants are exercisable into one IPO unit consisting of one share and one IPO warrant with an exercise price of $88.00 (Note 5d).
(**) Exercise prices amounts have been retroactively adjusted to reflect a 1-for-10 reverse share split (Note 5d).
(***) The warrants are classified as liability (Notes 5e, 5f)

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:  SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

1.	The 2008 Plan: Share options outstanding and exercisable to employees and directors under the 2008 Share Option Plan (the “2008 Plan”) as of September 30, 2023 and December 31, 2022 were as follows:

	Number of options(*)	Weighted average exercise price(*)	Weighted average remaining contractual life

Options outstanding as of December 31, 2022	15,388	$2.40	1.25
Options granted	-	-	-
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of September 30, 2023	15,388	$2.40	0.50

Options exercisable as of September 30, 2023	15,388	$2.40	0.50

(*) Figures were adjusted according to reverse share split (Note 5d).

2.	The 2019 Plan: Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of September 30, 2023 and December 31, 2022, were as follows:

	Number of options(*)	Weighted average exercise price(*)	Weighted average remaining contractual life

Options outstanding as of December 31, 2022	133,994	$14.4	9.39
Options granted	54,000	5.89	9.70
Options exercised	-	-	-
Options forfeited	-	-	-
Options outstanding as of September 30, 2023	187,994	$11.94	8.94

Options exercisable as of September 30, 2023	127,344	$13.33	8.81

(*) Figures were adjusted according to reverse share split (note 5d).

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:  SHAREHOLDERS’ EQUITY (Cont.)

On June 8, 2023, the Company’s shareholders approved the grant of options to purchase an aggregate of 54,000 shares to two current board members, and to the chairman of the board of directors. Each recipient received a grant of options to purchase 18,000 ordinary shares of the Company, at an exercise price of $5.89 per share. Fifty percent of the options vested upon grant, with the remaining shares vesting on a quarterly basis over thirty-nine months, so that 1/24 of the options shall vest on the last day of each three-month period, provided that on such date each of the serving directors, shall serve in such capacity. The options expire after ten years from their grant date. The Company determined the valuation of the options with these assumptions: average expected term 5.36 years, average risk-free interest rate of 3.85%, volatility of 90.43%, zero dividend yield is expected. The grant-date fair value was $3.20 for each option. The valuation of the option on the grant day was $174.

c.
In April 2022, the Company issued 15,211 ordinary shares to a consultant pursuant to an agreement signed in August 2020. Since August 2020 and until December 31, 2022, the Company has recognized $822 as share-based compensation expense related to the shares issued to the consultant. In May 2022, the Company’s board of directors approved an additional grant of 8,697 shares. During 2022, the Company recognized $67 as share-based compensation expense. In February 2023, the Company issued 8,697 ordinary shares, par value NIS 0.3, to the consultant in connection with the second grant.

d.
In June 2023, the Company effected a reverse share split of its shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. As a result of rounding of fractional shares as part of the reverse share split, 18,338 ordinary shares were added, bringing the Company’s total outstanding shares on a post-split basis to 1,090,452. All related share and per share data have been retroactively applied to the financial statements and their related notes for all periods presented.

e.
On July 14, 2023, the Company sold to a certain institutional investor an aggregate of 117,930 ordinary shares in a registered direct offering at a purchase price of $9.00 per share and pre-funded warrants to purchase up to 183,300 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $2.7 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 301,230 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustments as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The Company paid an aggregate of $176.2 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50.0. The net proceeds from the transaction were $2.3 million. The pre-funded warrants to purchase up to 183,300 ordinary shares were exercised immediately in full on July 14, 2023.

f.
On July 18, 2023, the Company sold to a certain institutional investor an aggregate of 145,000 ordinary shares in a registered direct offering at a purchase price of $9.00 per share and pre-funded warrants to purchase up to 21,666 ordinary shares at a purchase price of $8.999, resulting in gross proceeds of approximately $1.5 million. In addition, the Company issued to the investor unregistered warrants to purchase up to an aggregate of 166,666 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $9.00 per ordinary share, subject to adjustments as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The Company paid an aggregate of $97.5 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $30.0. The net proceeds from the transaction were $1.3 million. The pre-funded warrants to purchase up to 21,666 ordinary shares were exercised immediately in full on July 18, 2023.

g.
The Company determined that the ordinary share warrants issued in July 2023 (the “Common Warrants”) are not indexed to the Company’s own ordinary shares and also, the investor possesses a right to receive any additional consideration that investors of common shares may be entitled to upon a fundamental transaction (as defined in the agreement), therefore are precluded from equity classification. The Common Warrants are measured at fair value at inception and in subsequent reporting periods with changes in fair value recognized as financial income or expense as change in fair value of warrant liabilities in the period of change in the condensed statements of comprehensive loss. The Company had recorded the value of the warrants that were issued in the July 2023 transactions (Note 5e -5f) as a long-term liability. The Company used the Black-Scholes option pricing model to calculate the valuation with standard deviation of 85.45%, which was based on a share price of $9.00 and a risk-free rate of 4.0%. The valuation of the warrants was $5.48 on July 14, 2023, and $5.17 on July 18, 2023, which resulted in a total valuation of the warrants of $2.5 million as of July 2023. The Company revalued these warrants as of September 30, 2023, with standard deviation of 87.46%, which was based on a share price of $3.48 and a risk free rate of 4.62%. Each warrant valuation was $1.85, which resulted in a total valuation of the warrants of $0.9 million. The change of $1.6 million was recorded as finance income. The contractual term of the warrants is five years.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:  LOSS PER SHARE

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares and vested ordinary shares issuable for little or no further consideration outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive.

For the periods ended September 30, 2023, and 2022, all outstanding share options, restricted shares and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

NOTE 7: COMMITMENTS AND CONTINGENCIES

On November 13, 2020, the Company entered into a Master Clinical Research Organization Agreement (the "First Agreement"), and on December 3, 2020, the Company entered into a Master Clinical Trial Agreement (the "Second Agreement") each with Lotus Clinical Research as the Company's CRO for the Company's planned Phase III trials of PRF-110, which began in March 2023. During the fourth quarter of 2022 and throughout 2023, the Company and the CRO negotiated and signed the updated terms of the First Agreement and the Second Agreement and mutually agreed to update the total milestone completion payment to $5.6 million and to update the payment for the actual number of evaluable subjects to $8.4 million.

Clinical trial expenses are charged to research and development expenses as incurred. The Company accrues expenses resulting from obligations under contracts with its CRO. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended.

PAINREFORM LTD.

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: COMMITMENTS AND CONTINGENCIES (Cont.)

In the event advance payments are made to the CRO, the payments are recorded as prepaid clinical trial expenses and deferred clinical trial costs, which will be recognized as expenses as services are rendered.

As of September 30, 2023, the Company accounted for amounts of net $1,938 as prepaid clinical trial expenses and deferred clinical trial costs after recognizing cumulative costs of $3,333 in clinical trial expenses through September 2023. During the nine months ended September 2023, the Company recognized clinical trial expenses of $2,099.

NOTE 8:  FINANCIAL INCOME, NET

	Nine Months ended September 30,
	2023	2022

Bank fees	(13)	(9)
Interest income	305	65
Warrant issuance costs	(368)	-
Changes in warrant liability valuation	1,648	-
Exchange rate differences	(5)	(69)
Total financial income, net	$1,567	$(13)

NOTE 9:  FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 10:  SUBSEQUENT EVENTS

After the balance sheet date, on October 7, 2023, an unprecedented attack was launched against Israel, which thrust Israel into a state of war. The Company is continuing the development of its product and progressing with the clinical trials taking place out of Israel, at this time, The Company's management does not expect this situation to have a material impact on its operations or its business results.